

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 10, 2013

Via E-mail
Nicholas S. Schorsch
Executive Chairman of the Board of Directors
RCS Capital Corporation
405 Park Avenue, 15th Floor
New York, NY 10022

> **Re: RCS Capital Corporation**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed March 28, 2013**
> **File No. 333-186819**

Dear Mr. Schorsch:

We have reviewed your amended registration statement and response letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We have read your response to comments 5, 35, 49, and 55; however, we do not see how you have addressed our comments in their entirety. Please revisit our prior comments and elaborate why pro forma information is not applicable, or revise to present such information.

Overview, page 1

2.   We note your response to prior comment 8. Your use of the phrase "intends to" rather than "expects to" does not provide any more detail regarding the certainty of these potential relationships. Please revise to provide enough detail so that a potential shareholder can better understand whether or not these relationships will be consummated.

3.   In reference to your response to prior comment 9, we note that you have not revised your use of the word "acuity" on page 7 under the subheading "Comprehensive Services." Please revise.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 48

RCS Capital Corporation, page 48

Liquidity and Capital Resources, page 50

4.   We note your response to prior comment 38, including your revised disclosure on page 50. Please revise your disclosure to discuss the expected impact to your liquidity and capital resources resulting from the Management Agreement and the Tax Receivable Agreement entered into as part of the planned reorganization as discussed on pages 38 through 41. Refer to Item 303(A)(1) of Regulation S-K.

Realty Capital Securities, page 51

Results of Operations, page 53

5.   We note your response to prior comment 50 and the revisions to the statements of financial condition and operations. In an effort to provide greater transparency and to provide an investor with sufficient granularity into your financial condition and operations, please expand your discussion and analysis to address the changes in affiliated and non-affiliated revenues (e.g. disaggregate your discussion of commissions and dealer management fees and provide quantification for both affiliated and non-affiliated products) and discuss each significant category of expenses as necessary. Refer to Item 303 of Regulation S-K and the SEC's Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations [Release No. 33-8350, <http://www.sec.gov/rules/interp/33-8350.htm>].

Liquidity and Capital Resources, page 54

Cash Flows, page 55

6.   Please revise your disclosures to include an analysis of the components of the statements of cash flows (i.e. operating, investing, and financing activities) that explains the significant year-to-year variations in the line items (e.g. provide an explanation of the significant change in your receivables, accounts payable and accrued liabilities, and payables to broker-dealers). Your analysis of cash flows should not merely recite information presented in the consolidated statement of cash flows. Please refer to the SEC's Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations [Release No. 33-8350,

<http://www.sec.gov/rules/interp/33-8350.htm>] as it relates to liquidity and capital resources.

Business, page 56

American Realty Capital-Sponsored Direct Investment Programs and Publicly Traded REITs for Which our Wholesale Broker-Dealer Provided Exclusive Dealer Manager and Other Services, page 69

7.   We note your response to prior comment 41. Please expand this discussion to provide more detail regarding the "certain advisory services" you provided in connection with ARCP's follow-on offerings.

Realty Capital Securities, LLC

Note 2. Summary of Significant Accounting Policies, page F-10

Revenue Recognition, page F-10

8.   We note your response to prior comment 52. Tell us and revise your revenue recognition policy disclosure to address the following related to your commission revenues:

- whether commissions and dealer manager fees are negotiated under the same contract or under separate contracts;
- whether you have sole discretion related to third-party commissions; and
- if you redistribute 100% of your commission revenues to third-parties, disclose this (here and in your critical accounting policies and estimates) and indicate if this is an industry standard.

You may contact Michelle Miller at (202) 551-3368 or Hugh West, Accounting Branch Chief, at (202) 551-3872 if you have questions regarding comments on the financial statements and related matters. Please contact Eric Envall at (202) 551-3234 or Laura Crotty, Special Counsel, at (202) 551-3563 with any other questions.

Sincerely,

/s/ Laura Crotty for

Suzanne Hayes
Assistant Director